

02007830

44

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 2 9 2002
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Amerivet SEcurities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 South Sepulveda Blvd., Suite 820
(No. and Street)

Los Angeles, (City) California (State) 90045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elton Johnson 310-641-6284
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elton Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amerivet Securities, Inc., as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

STATE OF California
COUNTY OF Los Angeles
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 15th DAY OF March, 2002,
BY Elton Johnson Jr.

Virginia Kerkochian
NOTARY PUBLIC

Notary Public


VIRGINIA KERKOCHIAN
Commission # 1249348
Notary Public - California
Los Angeles County
My Comm. Expires Feb 9, 2004

Signature

PRESIDENT & CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA

Fax Cover This is a confidential message, intended solely for the person to whom it is addressed. If you receive this message in error, please forward it to the correct person, or mail it back to us. Thank you.

To	**NASD - Ms. Han Nguyen**
Fax No.	**213 617-3299**
Phone No.	
From	Elizabeth Tractenberg
Date	**March 4, 2002**
Subject	**Amerivet Securities, Inc. - Extension to March 31, 2002**
Pages	__, including this one

Dear Ms. Han,

As we spoke yesterday, I would like to request on behalf of my client Amerivet Securities, Inc. an extension to March 31, 2002. Mr. Elton Johnson expected to return to Los Angeles on March 9, 2002 on a leave from active duty in the armed forces. This additional two weeks from the current extension granted to March 15, 2002 will allow me to complete the audit.

We appreciate your assistance in this matter.

Sincerely,



Elizabeth Tractenberg

Fax (310)815-8326

Phone (310)815-8380



February 14, 2002

Elton Johnson, Jr.
President
Amerivet Securities, Inc.
2277 Towngate Road, Suite 204
Thousand Oaks, CA 91360

RE: Request for Annual Audit Extension

Dear Mr. Johnson:

This is in response to your letter dated February 6, 2002, requesting an extension of time in which to file your Annual Audit Report.

I understand the pertinent facts to be as follows:

> Your request for an extension is related to the fact that you wish to be present at the time of the audit and are currently stationed abroad on "active duty" in the US Armed Forces. In addition, you will not return to the United States until the first week of March 2002.
>
> Amerivet Securities, Inc. is requesting additional time of thirty (30) calendar days to file its annual audit for the fiscal year ending December 31, 2001.

Based on your assertion of the foregoing facts and pursuant to SEC Rule 17a-5, paragraph (l)(1), Amerivet Securities, Inc. is hereby granted an extension of time of fourteen (14) calendar days, in which to file its annual report of financial condition for the fiscal year ending December 31, 2001. This annual audit must be received on or before **March 15, 2002.**

If you have any further questions, please contact your core examiner, Glen Jackson at (213) 613-2638.

Sincerely,

Han T. Nguyen
Supervisor

cc: Sherry T. Lawrence, Systems Support
Via fax (240) 386-5163
Elizabeth Tractenberg, CPA
Via fax (310) 815-8326

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

AMERIVET SECURITIES, INC.

9800 S. SEPULVEDA BLVD., SUITE 820

LOS ANGELES, CA 90045

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
Amerivet Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of Amerivet Securities, Inc. as of December 31, 2001 and related statements of income, cash flows, and changes in shareholders' equity and changes in subordinated liabilities for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Amerivet Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Amerivet Securities, Inc. as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with the generally accepted accounting principles.



Elizabeth Tractenberg
Los Angeles, California
March 13, 2002

10680 WEST PICO BOULEVARD, SUITE 200, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL [illegible]

AMERIVET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		$ 3,688
Clearing broker deposit		37,869
Other assets		25
TOTAL ASSETS		$ 41,582

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 37,140
TOTAL LIABILITIES		37,140
SHAREHOLDER'S EQUITY		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Paid-in capital	210,089	
Retained earnings (deficit)	(206,647)	4,442
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 41,582

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	$ 326,978
Fees	258,026
Other income	2,549
TOTAL REVENUES	587,553
OPERATING EXPENSES - see page 8	615,335
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(27,782)
INCOME TAX PROVISION	800
NET LOSS	$ (28,582)

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	1,000	$ 1,000	$ 210,089	$ (178,065)	$ 33,024
Net Income (Loss)				(28,582)	(28,582)
Balance, December 31, 2001	1,000	$ 1,000	$ 210,089	$ (206,647)	$ 4,442

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:		
Net loss	$	(28,582)
Amortization		
Changes in operating assets and liabilities:		
Clearing broker deposit		(677)
Commissions receivable		0
Other receivables		0
Accounts payable and accrued expenses		17,817
Commissions payable		0
Arbitration award payable		0
Net cash provided (used) in operating activities		(11,442)
Cash Flows from Investing Activities:		
Investments		0
Cash Flows from Financing Activities:		
Capital contributed		0
Net increase in cash		(11,442)
Cash at beginning of year		15,130
Cash at end of year	$	3,688
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	1,600

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - BUSINESS AND ABILITY TO CONTINUE IN EXISTENCE

Amerivet Securities, Inc. (the Company), was incorporated on August 1993 and is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company became a member of the NASD on May 13, 1994.

The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and accordingly, is exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

NOTE 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company has a net Federal operating loss carry forward NOL of approximately $158,000 which can be used through years 2008 - 2014. The State income tax is a minimum requirement of $800. The NOL is being used to off-set current year income.

AMERIVET SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING EXPENSES

Commissions	$	308,538
Outside services		233,192
Legal and accounting		2,200
Office expenses		3,659
Registration and professional		10,995
Salaries and related		42,426
Taxes and licenses		1,643
Telephone		1,824
All other expenses		10,858
TOTAL OPERATING EXPENSES	$	615,335

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	4,442
Nonallowable assets		(25)
NET CAPITAL	$	4,417

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	2,477
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	(583)
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	703

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	37,140
Percentage of aggregate indebtedness to net capital		841%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	17,935
VARIANCE		
Accrued expenses not recorded by client		(13,493)
NET CAPITAL PER AUDITED REPORT	$	4,442

See accompanying notes to financial statements

AMERIVET SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS		
Other receivables	$	25
TOTAL	$	25

See accompanying notes to financial statements

PART II

AMERIVET SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Amerivet Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements of Amerivet Securities, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
6029 LINDA WAY, CULVER CITY, CA 90230
PHONE (310) 815-8380 FAX (310) 815-8326 CELL PHONE (310) 435-0746 EMAIL [illegible]

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

It has come to my attention that the NASD has brought forth, in the past, disciplinary actions against the Company for failure to maintain sufficient minimum net capital and for failing to timely file Form G-37 in connection with four municipal securities underwritings sold on a firm commitment basis. The Company has failed to report customer complaints and continued to engage in a securities business when its net capital was below the required minimum three times during the year 1997 and failing to develop and maintain a written training plan for the firm's covered registered persons. The NASD on a number of occasions requested that the Company take steps to correct the firm's use of cash basis accounting, maintenance of customer account files and other supervisory procedures be improved. I continue to impress upon the Company's principal the importance of accrual basis accounting and proper record keeping.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters during the year ending December 31, 2001 involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



Elizabeth Tractenberg, CPA
Los Angeles, California
March 13, 2001